EXHIBIT 12

FERRO CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	2014	2013	2012	2011	2010
	(Dollars in thousands)
Earnings:
Pretax (loss) income from continuing operations before adjustment for income or loss from equity investees	$(43,630)	$78,128	$(289,420)	$(1,145)	$24,598
Add:
Fixed Charges	18,830	21,679	23,335	23,865	37,072
Amortization of capitalized interest	330	227	844	551	98
Distributed income of equity investees	79	1,509	1,336	1,146	603
Less:
Capitalized interest	1,969	917	1,569	913	1,009
Total Earnings	$(26,360)	$100,626	$(265,474)	$23,504	$61,362
Fixed Charges:
Interest expense and capitalized interest, including amortization of discounts and capitalized expenses on debt	$18,232	$21,069	$22,481	$23,220	$36,499
Estimate of the interest within rental expense	598	610	854	645	573
Total Fixed Charges	$18,830	$21,679	$23,335	$23,865	$37,072
Preference security dividend requirements	—	—	—	336	2,154
Total Combined Fixed Charges & Preference Dividends	$18,830	$21,679	$23,335	$24,201	$39,226
Ratio of Earnings to Fixed Charges	—	4.64	—	—	1.66
Ratio of Earnings to Combined Fixed Charges & Preference Dividends	—	4.64	—	—	1.56

Note:

Total earnings were insufficient to cover the fixed charges by $45.2 million, $288.8 million and $0.4 million, and were insufficient to cover the combined fixed charges by $45.2 million, $288.8 million and $0.7 million, for the years ended December 31, 2014, 2012 and 2011, respectively.  Accordingly, such ratios are not presented.

Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company's asset securitization program), plus the portion of rent expense estimated to represent interest.  Costs associated with the Company's asset securitization program were $0.2 million, $0.6 million, $1.3 million, $1.5 million, and $2.3 million in the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.